Exhibit 4.53

English Summary

of

Supplemental Agreement to the Optic Fiber Leasing Agreement

Between

China Telecommunications Corporation

and

China Telecom Corporation Limited

China Telecommunications Corporation (“Party A”) and China Telecom Corporation Limited (“Party B”) entered into the Optic Fiber Leasing Agreement on September 10, 2002 and subsequently amended it on July 10, 2008.

The Parties entered into the Supplemental Agreement to the Optic Fiber Leasing Agreement (the “Supplemental Agreement”) on August 25, 2010 to amend the Optic Fiber Leasing Agreement.

The key terms and conditions of the Supplemental Agreement are as follows:

1.	The Parties agree to amend Article 14.1 of the Optic Fiber Leasing Agreement as follows: “This agreement expires on December 31, 2004. Prior to the expiration of this agreement, Party B may deliver a written notification to Party A 30 days in advance to renew this agreement for a certain period as agreed upon by both Parties.”

2.	The Parties agree that the term of validity of this Supplemental Agreement and the extended term of the Optic Fiber Leasing Agreement are from January 1, 2011 to December 31, 2012.

3.	The execution, validity, performance, interpretation of this Supplemental Agreement and any relevant dispute resolutions must be governed by the PRC laws.

4.	Any dispute arising between both Parties concerning the validity, interpretation, or performance of the Optic Fiber Leasing Agreement and its supplemental agreements shall firstly be resolved through friendly negotiation. In case no settlement can be reached through friendly negotiation within thirty (30) days upon the date when such dispute arises, either party may initiate proceedings in a competent people’s court in the place where Party B is domiciled.

5.	If there is any conflict among the Optic Fiber Leasing Agreement and its supplemental agreements after this Supplemental Agreement becomes effective, this Supplemental Agreement shall prevail.